CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in each Prospectus and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated March 29, 2024, and each included in this Post-Effective Amendment No. 76 to the Registration Statement (Form N-1A, File No. 2-77767) of General Municipal Money Market Funds, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated January 22, 2024, with respect to the financial statements and financial highlights of Dreyfus National Municipal Money Market Fund (the sole fund constituting General Municipal Money Market Funds, Inc.) included in the Annual Report to Shareholders (Form N-CSR) for the year ended November 30, 2023, into this Registration Statement filed, with the Securities and Exchange Commission.

  /s/ ERNST & YOUNG LLP

New York, New York

March 22, 2024